UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Rapid Retrieval Systems, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                   88-0429856
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


Suite 309, 2906 West Broadway
Vancouver, B.C., Canada                          V6K 2G8
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (604) 731 - 6603

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                 8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management        8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons           9
     Item 6.  Executive Compensation                 10
     Item 7.  Certain Relationships and Related
              Transactions                           11
     Item 8.  Description of Securities              11


Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    12
     Item 2.  Legal Proceedings                      12
     Item 3.  Changes In and Disagreements with
              Accountants                            13
     Item 4.  Recent Sales of Unregistered
              Securities                             13
     Item 5.  Indemnification of Directors and
              Officers                               13

Part F/S                                             13

Part III
     Item 1.  Index to Exhibits                      23
     Item 2.  Description of Exhibits                23

Signatures                                           23

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Rapid Retrieval Systems, Inc., (the "Issuer" or "Company") was incorporated under the laws of the State of Nevada on June
12, 1997. The Company has no subsidiaries or affiliated companies.

     The Company is a development stage company that does not currently have customers or revenues from operations since inception.

Business of Issuer
------------------

     The Company is engaged in the development of comprehensive processing, document retrieval, editing, integration and network support services to small businesses and the general public. Management of the Company believes there is a demand for these products due to the large increase in computer data due to the universal steady growth of the communication and information industries, which create a need for the rapid retrieval of data.

     Upon securing additional financing the Company will promote its future products. However, at the present time the Company does not have any business contracts or suppliers.

     The Company's competition in services will primarily be centered on quality, price, and service with an emphasis on the latter. In order for the Company to be competitive in these marketplaces, the Company must effectively maintain and promote the quality of its services amongst clients and establish strong marketing relationships with customers. While the Company believes that it will compete effectively in the management of information technology for clients, the Company will compete with a number of service centers and marketers of data storage and retrieval systems that have substantially greater resources than the Company and many of which have recognized brand name contracts and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service and to adapt with technological changes over the Internet and in the marketplace. Further, the Company expects to utilize the Internet to further attract customers via various search engines upon completion of a web page.

Planned Business
----------------

     The Company plans to market its management of information technology to small businesses who see the wisdom in delegating this critical element to third parties. The Company will commence its own Internet website upon successful financing. Since public interest in computers is at an all time high and growing, the Company's presence on the Internet, along with increased information on the Internet, should result in the development of a vastly improved data retrieval industry.

Website and E-Commerce
----------------------

     Upon its own successful financing, the Company will develop an Internet Website located on the World Wide Web. The Company anticipates that a first class Website, once it is constructed, combined with E-Mail advertising, will promote the Company's retrieval systems.

Marketing
---------

     The Company intends to acquire and market canned data retrieval systems for small companies who do not have the time or the expertise to manage the storage of their own data on a long-term basis, or who simply need consulting or competent assistance in this area. The Company intends to rely on a marketing team and for the prospects of e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct mailing, and e-mail to solicit small business owners.

     The Company's marketing and licensing strategy is to:

     (i)   establish sales of the Company's services;

     (ii) selectively establish licensed product lines to be marketed and promoted on the Company's offline developed website; and

     (iii) acquire or establish relationships with major manufacturers, businesses, companies, properties or technologies.

     The Company expects to purchase most of its inventory of programs and systems from existing manufacturers principally in North America and Asia. To date, no contracts have been executed and the Company does not anticipate entering into any contracts due to lack of funding. Upon funding, letters of credit may be sought.

     The Company does not anticipate being dependent on one major or a few major customers. The Company intends to supply consulting services to small businesses that see the wisdom in delegating storage and retrieval of data to third parties. However, at this time, the Company does not have any contracts with any such organizations. Also, management of the Company expects that the proliferation of E-Mail on the Internet will attract customers. However, there is no guarantee that the Company's web site, when completed, will have a positive impact on the Company's business.

     As of the date of this Registration Statement, the Company has one part time employee. No employment arrangement has been entered into due to lack of funding. However, the Company's sole officer and director is accruing compensation of $2,000 a month to manage the Company during its development stage. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

     The Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto, which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company was organized to provide comprehensive processing, document retrieval, editing, integration and network support services to small businesses. Additional funding through private placement will be necessary to enable the Company to complete its Web Page and to secure contracts with suppliers and service contracts with clients.

     The need for computer data retrieval systems, increases with the increase in the computer orientated population. Management of the Company expects that the continued rapid growth of computer technology will positively affect the general demand for data retrieval systems and services.

     Any additional financing to the Company in the form of private placement would be used to commence the Web Page, the Internet business promotion, pay professionals and for advertising in the Yellow Pages. No product research or development is considered necessary; no new equipment or plant is required, nor is there expected to be a significant change in the number of employees over the next 12 months.

Revenue
-------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage its expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1999, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock and possible future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any potential future acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using any future cash flow for internal growth.

     While the Company has raised capital to meet its organizational needs, additional financing is required in order to commence with the Company's business plan. The Company is seeking financing, in the form of equity and debt, for working capital. However, there are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as possible. The Company does not anticipate that there will be a need to increase the number of employees over the next twelve months.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located at Suite 309, 2906 West Broadway, Vancouver, Canada, V6K 2G8 in leased premises under an agreement for an indefinite term on a month-to-month basis. The Company is obligated to pay $400 a month rent on a shared office basis for economic reasons until the Company has adequate financing to develop its business until which time the Company intends to remain at the above address. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT


     The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address        Amount & Nature   Percent of
Class      of Beneficial Owner   of Beneficial Owner    Class
-----------------------------------------------------------------

Common     Elio Guglielmi<F1>       30,000<F2>           1.5%
           Suite 309
           2906 West Broadway
           Vancouver, BC V6K 2G8
           Canada

Common     All Officers and         30,000               1.5%
           Directors as a
           Group (1 Person)

<F1>   An Officer and Director of the Company.
<F2>   These shares are control stock for which the resale is
       limited under Rule 144(e) to 1% of the shares outstanding every 90 days.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the sole director and executive officer of the Company, his age, and all positions held with the Company.

Name                       Age     Positions
---------------------------------------------------------------

Elio Guglielmi              63     President, Secretary,
                                   Treasurer and Sole Director

      Mr. Guglielmi has been the President, Sole Officer and Director of the Company since its inception on June 12, 1997. Mr. Guglielmi has been involved in business management since his graduation from the University of Rome. Mr. Guglielmi has been an entrepreneur for his entire business career. As founder of North American Fire Guardian Technology Inc., based in Vancouver,
B. C. Canada, he has been active in this business for the past thirteen years. Mr. Guglielmi has actively participated in many environmental protection Federal Advisory Committees both in the United States and Canada. At the present time, he devotes approximately 10 hours per week to the affairs of the Company.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in 1997. There are no other officers of the Company.

                         SUMMARY COMPENSATION<F1>

Name and Principal
All other
Position                Year                 Compensation<F2>
--------------------------------------------------------------
Elio Guglielmi          1999                   $24,900
President               1998                   $ 9,086
                        1997                   $   -0-

<F1>     All columns in this table which are not applicable have
been removed.
<F2>     The Company has not yet paid this compensation to Mr.
Guglielmi as it is being accrued until such time as the Company is able to pay it.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to the executive officer since the Company's inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR
VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to the executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors.
The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE
IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for any for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its sole executive officer and director. There have been no transactions that have benefited or will benefit its sole executive officer and director either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 20,000,000 authorized shares of common stock, $.001 par value per share, of which 2,000,000 shares were issued and outstanding as of December 31, 1999. Holders of the common stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the common stock are not entitled to cumulative voting. The common stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to maintain its listing on the OTC
Bulletin Board, since it is now required that all listed companies be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company is currently listed on the OTC Bulletin Board. The trading market for the Company's common stock is minimal. Although the Company intends to maintain a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance that the Company will do so, nor is there any assurance that the Company will succeed in maintaining a market for its securities. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 2,000,000 shares of common stock of which 1,965,000 shares were issued in September of 1997, under Regulation D Rule 504 that are free trading, and 35,000 shares that were control shares that were restricted under Rule 144(e) to 1% of the shares every 90 days. Since the resignation of a second Director in February 3, 1998 5,000 of these shares which were originally issued in 1997, are now also capable of being freely tradable. Leaving just 30,000 restricted shares under Rule 144(e) that continue to be held by Mr. Guglielmi.

STOCKHOLDERS

     There are approximately 42 shareholders of record for the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In June of 1997, the Company sold 2,000,000 shares of common stock at $.03 per share, for an aggregate of $60,000, pursuant to an exemption from registration promulgated under Regulation D, Rule 504 of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.


                            PART F/S

Financial Statements
--------------------

     The audited financial statements for the years ended
December 31, 1999 and 1998 are filed in this Part F/S of this Form 10-SB.

                   RAPID RETRIEVAL  SYSTEMS, INC.

                   ( A DEVELOPMENT STAGE COMPANY )

                        FINANCIAL STATEMENTS

                       DECEMBER 31, 1999, AND

                        DECEMBER 31, 1998

                       TABLE OF CONTENTS


                                                  Page Number

   INDEPENDENT ACCOUNTANT'S REPORT                     1

   FINANCIAL STATEMENT

     Balance Sheets                                    2

     Statements of Operations and Deficit
       Accumulated During the Development Stage        3

     Statement of Changes in Stockholders' Equity      4

     Statements of Cash Flows                          5

     Notes to the Financial Statements                 6-7

                INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Rapid Retrieval Systems, Inc.,
Las Vegas, Nevada


          I have audited the accompanying balance sheets of Rapid Retrieval Systems, Inc. (a development stage company) as of December 31, 1999, and December 31, 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period from June 12, 1997, (date of
inception) to December 31, 1999.   These statements are the
responsibility of Rapid Retrieval Systems, Inc.'s  management.
My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Rapid Retrieval Systems, Inc. as of December 31, 1999, and December 31, 1998, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from June 12, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenues from operations which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ DAVID COFFEY, CPA
David Coffey, C.P.A.
Las Vegas, Nevada
March 9, 2000

RAPID RETRIEVAL SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                 December 31,      December 31,
                                    1999               1998

                                ---------------  ---------------
ASSETS

Cash                            $           736  $         1,520
                                ---------------  ---------------
     Total Assets               $           736  $         1,520
                                ===============  ===============

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - trade                  7,951                0
Accounts payable - shareholders $        48,976  $         8,261
                                ---------------  ---------------
     Total Liabilities                   56,927            8,261

Stockholders' Equity
       Common stock, authorized
       20,000,000 shares at $.001
       par value, issued and
       outstanding 2,000,000 shares       2,000            2,000
       Preferred stock, authorized
       5,000,000 shares at $.001
       par value, no shares issued
       and outstanding                        0                0
       Additional paid-in capital        44,550           44,550
       Deficit accumulated during
       the development stage           (102,741)         (53,291)
                                ---------------  ---------------
         Total Stockholders' Equity     (56,191)          (6,741)


     Total Liabilities and
     Stockholders' Equity       $           736  $         1,520
                                ===============  ===============


The accompanying notes are an integral part of these financial statements.

RAPID RETRIEVAL SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                                                              From Inception,
                      Jan. 1, 1999, to  Jan. 1, 1998, to    June 12, 1997, to
                        Dec. 31, 1999     Dec. 31, 1998        Dec. 31, 1999
                      ----------------  -----------------  ------------------

Income                $              0                  0                   0

Expenses
   Consulting                   26,900              9,086              39,692
   Office expenses               2,983                425               3,628
   Organizational costs              0                902               1,000
   Professional fee              9,917              1,650              44,507
   Travel expenses               4,850                  0               6,908
   Rent                          4,800              2,057               7,006
                      ----------------  -----------------  ------------------
Total expenses                  49,450             14,120             102,741

Net loss                       (49,450)           (14,120) $         (102,741)
                                                           ==================
Retained earnings,
beginning of period            (53,291)           (39,171)
                      ----------------  -----------------
Deficit accumulated
during the development
stage                 $       (102,741) $         (53,291)
                      ================  =================

Earnings ( loss ) per
  share assuming
  dilution:
Net loss              $          (0.03) $           (0.02) $            (0.05)
                      ----------------  -----------------  ------------------
Weighted average
shares outstanding           2,000,000          2,000,000           2,000,000
                      ================  =================  ==================



The accompanying notes are an integral part of these financial statements.

RAPID RETRIEVAL SYSTEMS, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JUNE 12, 1997, (Date of Inception) TO
DECEMBER 31, 1999

                          Common Stock      Additional    Total
                         Shares    Amount    Paid-in    Capital
                       ---------  --------  ---------  ---------
                                  $         $          $
Balance,
June 12, 1997              ----      ----       ----       ----

Issuance of common
stock for cash
June, 1997             2,000,000     2,000     58,000     60,000
Less offering costs            0         0    (13,450)   (13,450)

Less net loss                  0        0         0      (39,171)
                       ---------  --------  ---------  ---------
Balance,
December 31, 1997      2,000,000     2,000     44,550      7,379

Less net loss                  0         0          0    (14,120)
                       ---------  --------  ---------  ---------
Balance,
December 31, 1998      2,000,000     2,000     44,550     (6,741)

Less net loss                  0         0          0    (49,450)
                       ---------  --------  ---------  ---------
Balance,
December 31, 1999      2,000,000  $  2,000  $  44,550  $ (56,191)
                       =========  ========  =========  =========


The accompanying notes are an integral part of these financial statements

RAPID RETRIEVAL SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)


                                                              From Inception,
                      Jan. 1, 1999, to     Jan. 1, 1998     June 12, 1997, to
                        Dec. 31, 1999     Dec. 31, 1998       Dec. 31, 1999
                      ----------------  -----------------  ------------------

CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss              $        (49,450) $         (14,120) $         (102,741)
Non-cash items
included in net loss                 0                  0                   0
Adjustments to
  reconcile net loss
  to cash used by
  operating activity
    Accounts payable
      - trade                    7,951              3,348               7,951
    Accounts payable
      - shareholders            40,715                  0              48,976
    Decrease in
      organizational
      costs                          0                902                   0
                      ----------------  -----------------  ------------------

  NET CASH PROVIDED BY
  OPERATING ACTIVITIES            (784)            (9,870)            (45,814)

CASH FLOWS USED BY
INVESTING ACTIVITIES                 0                  0                   0
                      ----------------  -----------------  ------------------

  NET CASH USED BY
  INVESTING ACTIVITIES               0                  0                   0

CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock              0                  0               2,000
   Paid-in capital                   0                  0              58,000
   Less offering costs               0                  0             (13,450)
                      ----------------  -----------------  ------------------

  NET CASH PROVIDED BY
  FINANCING ACTIVITIES               0                  0              46,550
                      ----------------  -----------------  ------------------
  NET INCREASE IN CASH            (784)            (9,870) $              736
                                                           ==================

CASH AT BEGINNING OF
PERIOD                           1,520             11,390
                      ----------------  -----------------

  CASH AT END
  OF PERIOD           $            736  $           1,520
                      ================  =================

The accompanying notes are an integral part of these financial statements.

RAPID RETRIEVAL SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND DECEMBER 31, 1998

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The Company was incorporated on June 12, 1997, under the laws of the State of Nevada. The business purpose of the Company is to provide comprehensive processing, document retrieval, editing, integration and network support services to small businesses and the general public.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     OFFERING COSTS

           Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE C     EARNINGS (LOSS) PER SHARE

           Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D     STOCK OFFERINGS

           In June of 1997, the Company completed the sale of 2,000,000 shares of its common stock at $.03 per share for a total of $60,000. The proceeds were to be used for working capital and to provide comprehensive processing, document retrieval, editing, integration and network support services to small businesses and the general public.

NOTE E     RELATED PARTY TRANSACTIONS

           The Company has agreed to pay one of its stockholders $2,000 per month on a month-to-month basis under a consulting agreement which began in October of 1998. Two shareholders have advanced the Company $48,976 working capital for the admin-

RAPID RETRIEVAL SYSTEMS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND DECEMBER 31, 1998
(continued)

NOTE E     RELATED PARTY TRANSACTIONS
           (continued)

           istration of the Company, which includes rent, travel expenses, and office expenses which will be repaid without interest when additional financing is obtained.

NOTE F     GOING CONCERN AND CONTINUED OPERATIONS

           At December 31, 1999, the Company has not generated any revenues from operations. The Company's successful operations and movement into an operational basis are contingent on the Company obtaining additional financing or additional capital.

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------

3.0       Articles of Incorporation
3.1       ByLaws
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Rapid Retrieval Systems, Inc.
                            (Registrant)



Date:   March 22, 2000     By: /s/ ELIO GUGLIELMI
                           --------------------------------
                           Elio Guglielmi
                           President, CEO and duly
                           authorized officer